FORM
6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

20549
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13A-16 OR

15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September
2025
Commission File Number:

001-32458
DIANA SHIPPING INC.
(Translation of registrant's name into

English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)
Indicate by

check mark

whether the registrant

files or

will file annual

reports under

cover of

Form 20-F

or Form

40-
F.
Form 20-F [X]

Form 40-F [

]
INFORMATION CONTAINED

IN THIS FORM 6-K REPORT
Attached to

this Report

on Form

6-K as

Exhibit 99.1

are the

unaudited interim

consolidated financial

statements of
Diana Shipping Inc. (the "Company") as of and for the six

months ended
June 30, 2025
.
The

information

contained

in

this

Report

on

Form

6-K

is

hereby

incorporated

by

reference

into

the

Company's
registration statements on Form F-3

(File Nos. 333-280693 and 333-266999)

that were filed with the

U.S. Securities
and Exchange Commission and became effective on

September 9, 2024 and September 16, 2022, respectively

.
SIGNATURES
Pursuant to

the requirements

of the

Securities Exchange

Act of

1934, the

registrant has

duly caused

this report

to
be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: September 15, 2025 By: /s/ Maria Dede

Maria Dede

Co-Chief Financial Officer

Management's Discussion and Analysis Of
Financial Condition and Results Of Operations
The

following

management's

discussion

and

analysis

should

be

read

in

conjunction

with

our

interim
unaudited

consolidated

financial

statements

and

their

notes

attached

hereto.

This

discussion

contains
forward-looking

statements

that

reflect

our

current

views

with

respect

to

future

events

and

financial
performance.

Our

actual

results

may

differ

materially

from

those

anticipated

in

these

forward-looking
statements.

For additional information relating

to our management's

discussion and analysis

of financial
condition

and

results

of

operations,

please

see

our

annual

report

on

form 20-F

for

the

year

ended
December 31, 2024 filed with the with the SEC on March 21, 2025.
Our Operations

We

charter

our

vessels,

owned

and

bareboat

chartered-in,

to

customers

primarily

pursuant

to

short-,
medium-

and

long-term

time

charters.

Under

our

time

charters,

the

charterer

typically

pays

us

a

fixed
daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal

charges.

We

remain

responsible

for

paying

the

chartered

vessel's

operating

expenses,

including
the cost

of crewing,

insuring, repairing, and

maintaining the vessel,

the costs

of spares and

consumable
stores, tonnage taxes

and other miscellaneous

expenses, and we

also pay

commissions to one

or more
unaffiliated ship brokers and to

in-house brokers associated with the charterer for

the arrangement of the
relevant charter.

The

following

table

presents

certain

information

concerning

the

dry

bulk

carriers

in

our

fleet,

as

of

the
d ate of this report.

Fleet Employment (As of September 12, 2025)
VESSEL
SISTE
R
SHIPS*
GROSS RATE
(USD PER DAY)
COM** CHARTERERS
DELIVERY
DATE TO
CHARTERERS**
*
REDELIVERY DATE TO
OWNERS****
NOTES
BUILT DWT
9 Ultramax Bulk Carriers
1 DSI Phoenix A 16,500 5.00% Bulk Trading SA 6-May-24 8-Aug-25
2017 60,456 13,500 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
8-Aug-25 1/Oct/2026 - 30/Nov/2026
2 DSI Pollux A 14,000 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
28-Dec-23
4-Sep-25
1
2015 60,446
3 DSI Pyxis A 13,100 5.00%
Stone Shipping Ltd
8-Nov-24 20/Feb/2026 - 20/Apr/2026
2018 60,362
4 DSI Polaris
A
15,400 5.00%
Stone Shipping Ltd
20-Jul-24 1-Jul-25
2018 60,404 12,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd.
1-Jul-25 21/Jul/2026 - 21/Sep/2026
5 DSI Pegasus A 15,250 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
5-Sep-24 25-Jul-25
2
2015 60,508 14,250 4.75% 15-Aug-25 20/May/2026 - 20/Jul/2026
6 DSI Aquarius B 13,300 5.00%
Bunge SA, Geneva
6-Dec-24 6/Oct/2025 - 21/Dec/2025
2016 60,309
7 DSI Aquila B 12,250 5.00%
Western Bulk Carriers AS
21-Jan-25 17-Sep-25 3,4
2015 60,309
8 DSI Altair B 15,750 5.00%
Propel Shipping Pte. Ltd.
28-Sep-24 1/Nov/2025 - 31/Dec/2025
2016 60,309
9 DSI Andromeda B 14,000 4.75%
Cargill Ocean Transportation
(Singapore) Pte. Ltd
28-Mar-25 15/Nov/2025-15/Jan/2026
5
2016 60,309
6 Panamax Bulk Carriers
10 LETO
12,275 4.75% Cargill International SA, Geneva 4-Apr-25 16/Jul/2026 - 16/Sep/2026
2010 81,297
11 SELINA C
6,500 5.00% Reachy Shipping (SGP) Pte.
Ltd.
13-May-25 12-Jul-25 6
2010 75,700
12 MAERA C 8,400 5.00%
China Resource Chartering
Limited
15-Dec-24 20/Sep/2025-20/Nov/2025
2013 75,403
13 ISMENE 11,000 5.00%
China Resource Chartering Pte.
Ltd.
24-Apr-25 20/Mar/2026 - 20/May/2026
2013 77,901
14 CRYSTALIA D
13,900 5.00% Louis Dreyfus Company Freight
Asia Pte. Ltd.
4-May-24 4/Feb/2026 - 4/Jun/2026
2014 77,525
15 ATALANDI D 10,100 5.00%
Stone Shipping Ltd
8-Jun-25 15/Jun/2026 - 15/Aug/2026 7
2014 77,529
6 Kamsarmax Bulk Carriers
16 MAIA E
11,600 5.00% Paralos Shipping Pte. Ltd.
9-Dec-24 1/Nov/2025 - 31/Dec/2025
2009 82,193
17 MYRSINI E 13,000 4.75%
Cargill International SA, Geneva
26-Feb-25 1/Jan/2026 - 28/Feb/2026
2010 82,117
18 MEDUSA E 13,000 4.75%
Cargill International SA, Geneva
16-Mar-25 15/May/2026 - 15/Jul/2026
2010 82,194
19 MYRTO E 12,000 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
23-Dec-24 1/Mar/2026 - 15/May/2026
2013 82,131
20 ASTARTE 14,000 5.00% Paralos Shipping Pte. Ltd. 19-Aug-24 31-Jul-25
2013 81,513 12,500 5.00% Propel Shipping Pte. Ltd. 2-Aug-25 16/Aug/2026 - 16/Oct/2026

21 LEONIDAS P. C. 17,000 5.00%
Ming Wah International Shipping
Company Limited
22-Feb-24 28-Aug-25 1
2011 82,165
4 Post-Panamax Bulk Carriers
22 AMPHITRITE F
12,100 5.00% Cobelfret S.A., Luxembourg
8-Jan-25 1/Jan/2026 - 15/Mar/2026 8
2012 98,697
23 POLYMNIA F
17,500 5.00% Reachy Shipping (SGP) Pte.
Ltd.
8-Jun-24 17-Aug-25
2012 98,704 14,000 5.00%
Oldendorff Carriers GmbH & Co.
KG
17-Aug-25 10/Apr/2026 - 10/Jun/2026
24 ELECTRA G 14,000 4.75%
Aquavita International S.A.
3-Jun-24 15/Oct/2025 - 31/Dec/2025
2013 87,150
25 PHAIDRA G 9,750 5.00%
SwissMarine Pte. Ltd.,
Singapore
31-May-25 1/Jan/2026 - 28/Feb/2026
2013 87,146
8 Capesize Bulk Carriers
26 SEMIRIO H 16,650 5.00%
Solebay Shipping Cape
Company Limited, Hong Kong
11-Feb-25 15/Feb/2026 - 15/Apr/2026 9
2007 174,261
27 NEW YORK H 17,600 5.00%
SwissMarine Pte. Ltd.,
Singapore
11-Jan-25 15/Jan/2026 - 30/Mar/2026 10
2010 177,773
28 SEATTLE I 17,500 5.00%
Solebay Shipping Cape
Company Limited, Hong Kong
1-Oct-23 15/Sep/2025 - 30/Sep/2025 3
2011 179,362
29
P.

S. PALIOS
I 27,150 5.00%
Bohai Shipping (HEBEI) Co., Ltd
7-May-24 1/Nov/2025 - 31/Dec/2025
2013 179,134
30 G. P. ZAFIRAKIS J
26,800 5.00% Nippon Yusen Kabushiki Kaisha,
Tokyo
16-Sep-24 16/Aug/2026 - 16/Nov/2026
2014 179,492
31
SANTA
BARBARA
J 22,000 5.00%
Mitsui O.S.K. Lines, Ltd.
27-Dec-24 20/Oct/2025 - 20/Dec/2025 11
2015 179,426
32 NEW ORLEANS 20,000 5.00%
Kawasaki Kisen Kaisha, Ltd.
7-Dec-23 20-Sep-25 3,11
2015 180,960
33 FLORIDA 25,900 5.00%
Bunge S.A., Geneva
29-Mar-22 29/Jan/2027 - 29/May/2027 5
2022 182,063
4 Newcastlemax Bulk Carriers
34 LOS ANGELES K 28,700 5.00%
Nippon Yusen Kabushiki Kaisha,
Tokyo
20-Jul-24 1/Oct/2025 - 15/Dec/2025
2012 206,104
35 PHILADELPHIA K
21,500 5.00% Refined Success Limited 29-May-25 9/Jun/2026 - 8/Aug/2026
2012 206,040
36
SAN
FRANCISCO
L
26,000 5.00% SwissMarine Pte. Ltd.,
Singapore
1-Mar-25 25/Oct/2026 - 25/Dec/2026
2017 208,006
37
NEWPORT
NEWS
L
25,000 5.00% Bohai Ocean Shipping
(Singapore) Holding Pte. Ltd.
16-Jun-25 1/Sep/2026 - 31/Oct/2026
2017 208,021
* Each dry bulk carrier is a “sister ship”, or closely

similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with

time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual

date of redelivery being at the Charterers’

option, but subject to the terms, conditions, and

exceptions of
the particular charterparty.
1Currently without an active charterparty. Vessel on scheduled drydocking.
2Vessel on scheduled drydocking from July 25, 2025 to August 15,

2025.
3 Based on latest information.

4Charterers have agreed to compensate the Owners,

for all the days over and above the maximum

redelivery date (September 5, 2025), at a hire

rate
equal to double the agreed hire rate or the rate

of 115% of the average of the relevant Baltic Tess 58 Supramax Index, whichever of the two is higher.
5Bareboat chartered-in for a period of ten years.
6Vessel was sold and delivered to her new Owners on July 15,

2025.
7The charter rate was US$9,000 per day for

the first thirty-five (35) days of the charter period.
8The charter rate was US$8,750 per day for

the first fifty (50) days of the charter period.
9Vessel currently off hire for drydocking.
10The charter rate was US$6,300 per day for

the first trip of the charter period.
1 1Bareboat chartered-in for a period of eight years.

Factors Affecting Our Results of Operations
We believe that our results of operations are affected by the following factors:
(1)

Average

number

of

vessels

is

the

number

of

vessels

that

constituted

our

fleet

for

the

relevant
period,

as

measured by

the

sum

of

the

number

of

days

each

vessel

was

a

part

of

our

fleet

during

the
period divided by the number of calendar days in the period.

(2)

Ownership

days

are

the

aggregate

number of

days in

a

period

during

which each

vessel

in

our
fleet has

been owned

by us.

Ownership days

are an

indicator of

the size

of our

fleet over

a period

and
affect both the amount of revenues and the amount of expenses that we record during a period.

(3)

Available days are the

number of our ownership days less

the aggregate number of days that

our
vessels

are

off-hire

due

to

scheduled

repairs

or

repairs

under

guarantee,

vessel

upgrades

or

special
surveys

and the

aggregate amount

of

time

that we

spend

positioning our

vessels for

such events.

The
shipping industry

uses available

days to

measure the

number of

days in

a period

during which

vessels
should be capable of

generating revenues. Our method of

computing available days may not necessarily
be comparable to available days of other companies.
(4)

Operating days

are the

number of

available days

in a

period less

the aggregate

number of

days
that

our

vessels

are

off-hire

due

to

any

reason,

including

unforeseen

circumstances.

The

shipping
industry uses operating days

to measure the aggregate number

of days in a

period during which vessels
actually generate revenues.

(5)

We calculate

fleet utilization

by dividing

the number

of our

operating days

during a

period by

the
number of

our available days

during the period.

The shipping

industry uses fleet

utilization to measure

a
company's

efficiency

in

finding

suitable

employment

for

its

vessels

and minimizing

the

number of

days
that its

vessels are

off-hire for

reasons other

than scheduled

repairs or

repairs under

guarantee, vessel
upgrades, special surveys or vessel positioning for such events.

(6)

Time

charter

equivalent

rate,

or

TCE,

is

defined

as

our

time

charter

revenues

less

voyage
expenses during

a period

divided by

the number

of our

available days

during the

period. Our

method of
computing

TCE

rate

may

not

necessarily

be

comparable

to

TCE

rates

of

other

companies

due

to
differences

in

methods

of

calculation.

TCE

is

a

non-GAAP

measure,

and

management

believes

it

is
useful

to

investors

because

it

is

a

standard

shipping

industry

performance

measure

used

primarily

to
compare daily

earnings generated

by vessels

on time

charters with

daily earnings

generated by

vessels
on

voyage

charters,

because

charter

hire

rates

for

vessels

on

voyage

charters

are

generally

not
expressed

in

per

day

amounts

while

charter

hire

rates

for

vessels

on

time

charters

are

generally
expressed

in

such

amounts.

TCE

is

used

by

management

to

assess

and

compare

the

vessels’
profitability.
(7)

Daily

vessel

operating

expenses,

which

include

crew

wages

and

related

costs,

the

cost

of
insurance,

expenses

relating

to

repairs

and

maintenance,

the

costs

of

spares

and

consumable

stores,
tonnage taxes

and other

miscellaneous expenses,

are calculated

by dividing

vessel operating

expenses
by ownership days for the relevant period.
The following table reflects such factors for the periods indicated:

For the six months ended June 30,
2025 2024
Ownership days 6,768 7,162
Available days 6,632 7,112
Operating days 6,602 7,078
Fleet utilization 99.5% 99.5%
Time charter equivalent (TCE) rate

$ 15,615 $ 15,078
The following table reflects the calculation of our TCE rates for the periods presented:
For the six months ended June 30,
2025 2024
in thousands of US Dollars, except for days and
TCE rates
Time charter revenues $ 109,625 $ 113,648
less: Voyage expenses

(6,064) (6,413)
Time charter equivalent revenues

103,561 107,235
Available days

6,632 7,112
Time charter equivalent (TCE) rate

$ 15,615 $ 15,078
Time Charter Revenues
Our revenues are driven primarily by

the number of vessels in our

fleet, the number of days during which
our

vessels

operate

and

the

amount

of

daily

charter

hire

rates

that

our

vessels

earn

under

charters,
which, in turn, are affected by a number of factors, including:
●

the duration of our charters;
●

our decisions relating to vessel acquisitions and disposals;
●

the amount of time that we spend positioning our vessels;
●

the amount of time that our vessels spend in drydock undergoing repairs;
●

maintenance and upgrade work;
●

the age, condition and specifications of our vessels;
●

levels of supply and demand in the dry bulk shipping industry.
Vessels

operating on time

charters for a

certain period of

time provide more

predictable cash flows

over
that

period

of

time

but

can

yield

lower

profit

margins than

vessels

operating in

the

spot

charter market
during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate

revenues

that

are

less

predictable

but

may

enable

their

owners

to

capture

increased

profit
margins during

periods of

improvements in

charter rates

although their owners

would be

exposed to the
r
isk of

declining charter rates,

which may have

a materially adverse

impact on financial

performance. As

we employ vessels

on period charters,

future spot charter

rates may be

higher or lower

than the rates

at
which

we

have

employed

our

vessels

on

period

charters.

Our

time

charter

agreements

subject

us

to
counterparty risk.

In depressed

market conditions,

charterers may

seek to

renegotiate the

terms of

their
existing

charter

parties

or

avoid

their

obligations

under

those

contracts.

Should

a

counterparty

fail

to
honor their obligations under agreements with

us, we could sustain significant losses

which could have a
material adverse effect on our business, financial condition, results of operations and cash flows.

Voyage Expenses
We

incur

voyage

expenses

that

mainly

include

commissions

because

all

of

our

vessels

are

employed
under

time

charters that

require the

charterer to

bear voyage

expenses such

as

bunkers (fuel

oil),

port
and canal

charges. Although

the charterer

bears the

cost of

bunkers, we

also have

bunker gain

or loss
deriving

from

the

price

differences

of

bunkers.

When

a

vessel

is

delivered

to

a

charterer,

bunkers

are
purchased

by

the

charterer

and

sold

back

to

us

on

the

redelivery

of

the

vessel.

Bunker

gain,

or

loss,
results

when

a

vessel

is

redelivered

by

her

charterer

and

delivered

to

the

next

charterer

at

different
bunker prices, or quantities.
We

currently pay

commissions ranging

from

4.75% to

5.00% of

the

total

daily charter

hire rate

of

each
charter to unaffiliated ship brokers and in-house brokers associated with the charterers,

depending on the
number of brokers

involved with arranging the

charter. In

addition, we pay

a commission to

DWM and to
DSS for

those vessels

for which

they provide

commercial management services.

The commissions

paid
to

DSS

are

eliminated

from

our

consolidated

financial

statements

as

intercompany

transactions.

The
effect

of

bunker

prices

cannot

be

determined,

as

a

gain

or

loss

from

bunkers

results

mainly

from

the
difference in

the value

of bunkers

paid by

the Company

when the

vessel is

redelivered to

the Company
from the

charterer under

the vessel’s

previous time

charter agreement

and the

value of

bunkers sold

by
the Company when the vessel is delivered to a new charterer.
Vessel Operating Expenses
Vessel

operating

expenses

include

crew

wages

and

related

costs,

the

cost

of

insurance,

expenses
relating

to

repairs

and

maintenance,

the

cost

of

spares

and

consumable

stores,

tonnage

taxes,
environmental plan costs and

HSQ and vetting. Our

vessel operating expenses generally represent fixed
costs.

Vessel Depreciation

The

cost

of

our

vessels

is

depreciated

on

a

straight-line

basis

over

the

estimated

useful

life

of

each
vessel. Depreciation is based on the

cost of the vessel less

its estimated salvage value. We

estimate the
useful life of

our dry bulk

vessels to be

25 years from the

date of initial

delivery from the

shipyard, which
we believe

is common

in the

dry bulk

shipping industry.

Furthermore, we estimate

the salvage

values of
our

vessels

based

on

historical

average

prices

of

the

cost

of

the

light-weight

ton

of

vessels

being
scrapped.

General and Administrative Expenses
We

incur

general

and

administrative

expenses

which

include

our

onshore

related

expenses

such

as
payroll

expenses

of

employees,

executive

officers,

directors

and

consultants,

compensation

cost

of
restricted stock

awarded to

senior management

and non-executive

directors, traveling,

promotional and
other

expenses

of

the

public

company,

such

as

legal

and

professional

expenses

and

other

general
e
xpenses. General

and administrative

expenses are

not affected

by the

size of

the fleet.

However,

they

are affected by the exchange rate of the Euro to US Dollars,

as about half of our administrative expenses
are in Euro.
Interest and Finance Costs
We incur interest expenses and financing costs in

connection with vessel-specific debt, senior unsecured
bond

and

finance

liabilities.

As

of

June

30,

2025,

total

long-term

debt

amounted

to

$499.0

million

and
finance liabilities amounted to $119.1 million.

We

manage

our

exposure

to

interest

rates

by

maintaining

a

mix

of

floating

and

fixed

interest

rate
financing agreements. Floating rate agreements include secured loan facilities and fixed rate agreements include

leases

and

our

senior

unsecured

bond.

Also,

in

2023,

we

entered

into

an

interest

rate

swap
for 30% of our $100 million loan facility with DNB, dated June 26, 2023, under which we pay fixed interest
and receive floating.
Inflation
Since

2022

there

have been

significant

global

inflationary pressures

which have

affected

our

operating
and drydocking costs.

Results of Operations
Six months ended June 30, 2025, compared to the six months ended

June 30, 2024
Time

charter revenues.

Time

charter revenues

decreased by

$4.0 million,

or 4%,

to $109.6

million for
the

six

months

ended

June

30,

2025,

compared

to

$113.6

million

for

the

same

period

of

2024.

The
decrease

in

time

charter

revenues

was

due

to

the

decreased

operating

days

in

the

six

months

ended
June 30, 2025, compared to the same period last year,

resulting from the decrease in the size of the fleet
compared to

the

same period

last year.

Operating days

for the

six months

ended June

30, 2025,

were
6,602 compared

to 7,078

for the

same period

of 2024.

This decrease

was partly

offset by

the increased
average

time

charter

equivalent

rate

of

$15,615

per

vessel

per

day

that

the

Company

achieved

for

its
vessels

in

the

six

months

ended

June

30,

2025,

compared

to

$15,078

in

the

same

period

of

2024,
representing a 4% increase.
Voyage expenses.

Voyage

expenses decreased by

$0.3 million, or

5%, to

$6.1 million in

the six

months
ended June 30, 2025, as compared to $6.4 million in the

six months ended June 30, 2024. The decrease
was mainly

due to

commissions, for

which voyage

expenses is

primarily comprised

of and

which in

the
six

months

ended

June

30,

2025

decreased

by

5%

to

$5.5

million

compared

to

$5.8

million

in

the

six
months

ended

June

30,

2024,

due

to

the

decrease

in

revenues.

A

further

decrease

derived

from

the
decrease

in

miscellaneous

expenses

to

$0.3

million

compared

to

$0.5

million

in

the

six

months

ended
June 30, 2024.

This decrease was partly offset by a loss on bunkers amounting to $0.3 million compared to $0.1

million in

the same

period of

2024. The

loss on

bunkers was

mainly due

to the

difference in

the
price

of

bunkers

paid

by

the

Company

to

the

charterers

on

the

redelivery

of

the

vessels

from

the
charterers under the previous charter party agreements and the price of bunkers paid by charterers to the
Company on the delivery of the same vessels to their charterers under new charter party agreements.
Vessel

operating

expenses.
Vessel

operating

expenses

decreased

by

$2.1

million,

or

5%,

to

$40.0
million in

the six

months ended

June 30,

2025, compared to

$42.1 million in

the six

months ended

June
30, 2024. The decrease in operating expenses is mainly attributable to the decrease in ownership days in the six months ended June 30,

2025 by 394 days, which was

due to the decrease in the

size of the fleet.
T
he

decrease

in

operating

expenses

was

partly

offset

by

increased

crew

cost,

mainly

due

to

the

fluctuation in

the exchange

rates (USD/EUR),

crew travelling

expenses and

training for

crew.

Total

daily
operating expenses

were $5,905

in the

six months

ended June

30, 2025,

compared to

$5,883 in the

six
months ended June 30, 2024.

Depreciation

and

amortization

of

deferred

charges.

Depreciation

and

amortization

of

deferred

charges
increased by

$0.7 million, or

3%,

to

$22.8 million in

the

six

months

ended

June

30,

2025, compared

to
$22.1

million

in

the

six

months

ended

June

30,

2024.

This

fluctuation was

attributed to

the

increased
amortization

of

deferred cost,

due to

the

increased

number

of

vessels

that

underwent

scheduled

drydock
and special surveys in

the first half of

2025 compared to the

same period in 2024.

This was partly offset

by
decreased depreciation due to the decrease in the size of the fleet.
General and

administrative expenses
. General and

administrative expenses

increased by

$0.4 million,

or
2%, to

$17.1 million

in the

six months

ended June

30, 2025,

compared to

$16.7 million

in the

six months
ended

June

30,

2024.

The

increase

was

mainly

due

to

increased

cost

on

restricted

stock

resulting

from
increased

number

of

vested

shares,

including

the

accelerated

vesting

of

restricted

shares

of

two

board
members

who resigned in May

2025 and the compensation

cost of these shares

was recorded on the

date
of their resignation. A further increase was attributed due to increased payroll costs.
Management fees to related

party.

Management fees to a related

party amounted to $0.6

million in the

six
months

ended

June

30,

2025,

compared to

$0.7

million in

the

six

months

ended

June

30,

2024. The
decrease is attributable

to the decreased

average number of

vessels managed by

DWM due to the

sale of
vessel Alcmene.

Gain on sale

of vessels
. Gain on

sale of

vessels amounted to

$1.5 million in

the six

months ended June
30, 2025,

which is attributed

to the sale

of vessel Alcmene

during the first

quarter of 2025,

as compared
to

$1.6 million

in the

six months

ended June

30, 2024,

which is

attributed to

the sale

of vessel

Artemis
during the first quarter of 2024.

Interest expense and

finance costs.

Interest and finance

costs decreased by

$1.8 million or

8% to $21.9
million in

the six

months ended

June 30,

2025, compared to

$23.7 million in

the six

months ended

June
30, 2024. The decrease is attributed to the decreased outstanding balance of debt and finance liabilities.
Gain(loss)

on

derivative instruments.
Loss on

derivative instruments amounted to

$0.2

million

in

the

six
months ended June 30, 2025,

as compared to a gain of

$0.4 million in the same

period of 2024, which is
attributable to the gain/(loss) from the interest rate swap with DNB which the Company entered on July 6,
2023.
Gain/(loss) on related party investments.
Gain on related

party investments

amounted

to $2.5 million

in the
six months

ended June

30, 2025,

compared to

a loss

of $1.4

million for

the same

period of

2024 which
derives from the fair value measurement of the investment in OceanPal.

Loss on equity

securities.
Loss on equity securities

amounted to $0.4 million

both in the six

months ended
June 30,

2025 and

2024.

In 2023,

the Company

acquired equity

securities of

an entity

listed in

the NYSE
which

were

sold

during

the

first

quarter

of

2024

and

recorded

a

realized

loss

of

$0.4

million.

During

the
second

quarter

of

2025,

the

Company

acquired

equity

securities

of

an

entity

listed

in

the

NYSE,

which
resulted in an unrealized loss of $0.4

million.
Gain/(loss)

on

warrants.
Gain

on

warrants

amounted

to

$0.5

million

in

the

six

months

ended

June

30,
2025, compared to

a loss

of $6.8

million for the

same period of

2024, which

is mainly

attributable to

the
remeasurement

of

warrant

liability

and

the

gain

or

loss

from

the

settlement

of

the

warrants

that

were
e xercised.

Loss from

equity method

investments.
Loss from

equity method

investments amounted to $0.7 million in
the

six months

ended June

30,

2025, compared to

$0.2

million in the

six

months ended

June 30,

2024,
which is mainly attributed to the loss from the investment in Windward and DWM.
B.

Liquidity and Capital Resources
Historically,

we

finance

our

short-term

and

long-term

capital

requirements

with

cash

from

operations,
cash at

banks, equity contributions

from shareholders, long-term

bank debt, finance

liabilities and senior
unsecured

bonds.

Our

main

uses

of

funds

have

been

capital

expenditures

for

the

acquisition

and
construction of

new vessels,

expenditures incurred

in connection

with ensuring

that our

vessels comply
with international and

regulatory standards, repayments

of bank

loans, repurchase of

our common stock
and

payment

of

dividends.

We

believe

that

these

sources

of

funds

will

be

sufficient

to

meet

our

short-
term and long-term liquidity needs.
Our

short-term

liquidity requirements

include capital

expenditures in

connection with

our

equity method
investments,

expenditures

relating

to

drydocking

of

vessels

to

comply

with

international

and

regulatory
standards, repayments

of

bank

loans, repurchase

of

our

common stock,

payment

of

dividends and

our
bareboat

charters.

Our

primary

sources

of

short-term

liquidity

include

cash

generated

from

operating
activities and sale of vessels, available cash balances and proceeds from the exercise of warrants, if any.

Our

long-term

liquidity

requirements

include

funding

our

newbuilding

vessel

installments,

interest

and
principal

payments

on

outstanding

debt,

payment

of

dividends,

expenditures

for

vessel

efficiency
upgrades

and

drydock

costs.

Sources

of

funding

for

our

long-term

liquidity

requirements

include

cash
flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.
As

of

June

30,

2025,

and

December

31,

2024,

working

capital,

which

is

current

assets

minus

current
liabilities, including

the current

portion of

long-term debt,

amounted to

$103.9 million

and $126.4

million,
respectively.

Cash

and

cash

equivalents,

including restricted

cash,

was

$83.6 million

on

June

30,

2025, and

$143.7
million on December

31, 2024. Restricted cash

consists of the

minimum liquidity requirements under

our
loan

facilities.

As

of

June

30,

2025,

and

December

31,

2024,

restricted

cash,

current

and

non-current,
amounted to

$18.5 million and

$19.0 million, respectively.

Also, as of

June 30,

2025, and December

31,
2024,

time

deposits

with

maturities

above

three

months

amounted

to

$66.0

million

and

$63.5

million,
respectively.

Our

cash

and

cash

equivalents,

restricted

cash

and

time

deposits

represent

our

unused
sources of liquidity to meet our short-

and long-term obligations.
Net Cash Provided by Operating Activities
Net cash

provided by

operating activities

decreased by

$23.4 million, or

48%. For

the six

months ended
June

30,

2025,

net

cash

provided

by

operating

activities

was

$25.8 million

compared

to

net

cash
provided by operating activities of

$49.2 million in the six

months ended June 30,

2024. This decrease in
cash from operating activities was mainly due to the sale of the equity securities during the first quarter of
2024, the

increase in

drydock costs

and the

decreased revenues

due to

the decrease

in the

size of

the
fleet.
Net Cash Used in Investing Activities
Net

cash

used

in

investing

activities

was

$29.3 million

for

the

six

months

ended

June

30,

2025,

which
c
onsists of $0.7 million paid for vessel acquisitions and improvements; $11.5 million of proceeds from the

sale of

vessel Alcmene

during the

first quarter

of 2025;

$40.3 million

paid

for

investments consisting

of
$15.5 million advances to Windward and Ecogas

to fund the construction of vessels and

$24.8 million for
the

acquisition of

equity securities

of a

listed entity;

$3.5 million

received as

return of

capital due

to the
fact that a new partner was admitted to the joint venture of Windward; $17.5 million of proceeds from time
deposits that

were placed

during prior

year on

time deposits

with maturities

of over

three months;

$20.0
million

placed

on

time

deposits

with

maturities

of

over

three

months

and

$0.8

million

paid

to

acquire
property and other assets.
Net

cash

used

in

investing

activities

was

$13.6

million

for

the

six

months

ended

June

30,

2024,

which
consists

of

$16.7

million

paid

for

vessel

acquisitions

and

improvements

due

to

new

regulations;

$12.5
million

of

proceeds

from

the

sale

of

vessel

Artemis

during

the

first

quarter

of

2024;

$26.7

million

paid
mainly

for

the

investment

in

Windward

consisting

of

advances

to

fund

the

construction

of

four

vessels
and working capital;

$2.8 million paid to

acquire property and

other assets and $20.0

million of proceeds
from time deposits that were placed prior year on time deposits with maturities of over three months.
Net Cash Used in Financing Activities
Net

cash

used

in

financing

activities

was

$56.6 million

for

the

six

months

ended

June

30,

2025,

which
consists of $23.0 million payment for the repurchase of common stock; $28.4 million of indebtedness that we

repaid;

and

$2.9

million

and

$2.3

million

of

dividends

paid

on

our

Series

B

Preferred

Stock

and
common stock, respectively.

Net

cash

used

in

financing

activities

was

$37.1

million

for

the

six

months

ended

June

30,

2024,

which
consists of $14.7 million net proceeds from issuance of common stock; $30.5 million of indebtedness that we repaid; $2.9 million

and $18.4 million of

dividends paid on our

Series B Preferred Stock

and common
s
tock,

respectively.

Page
DIANA SHIPPING INC.
INDEX TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets as of June 30, 2025 (unaudited) and December

31, 2024

......

F-2
Unaudited

Consolidated

Statements

of

Income/(Loss)

for

the

six

months

ended

June

30,
2025 and 2024

................................

................................

................................

......................

F-3
Unaudited

Consolidated

Statements

of

Comprehensive

Income/(Loss)

for

the

six

months
ended June 30, 2025 and 2024

................................

................................

..............................

F-3
Unaudited Consolidated Statements

of Stockholders' Equity

for the

six months

ended June
30, 2025 and 2024 ................................................................

................................

.................

F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended

June 30, 2025
and 2024

................................

................................

................................

................................

F-5
N
otes to Unaudited Interim Consolidated Financial Statements

.............................................

F-6

DIANA SHIPPING INC.

CONSOLIDATED BALANCE SHEETS
June 30, 2025 (unaudited) and December 31,

2024
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
June 30, 2025 December 31, 2024
ASSETS
Current Assets
Cash and cash equivalents $
65,098
$
124,666
Time deposits
66,000
63,500
Accounts receivable, trade
5,101
6,565
Due from related parties (Note 3)
136
194
Inventories
4,333
4,193
Prepaid expenses and other assets
9,922
7,490
Investments in equity securities (Note 4(b))
24,353
-
Vessel held for sale
9,311
-
Total Current Assets
184,254
206,608
Fixed Assets:
Advances for vessels under construction (Note 5)
20,241
19,558
Vessels, net (Note 5)
796,888
833,412
Property and equipment, net (Note 6)
27,529
27,175
Total fixed assets
844,658
880,145
Other Noncurrent Assets
Restricted cash, non-current (Note 7)
18,500
19,000
Due from related parties, non-current (Note 3)
117
155
Equity method investments (Note 3)
57,301
42,826
Investments in a related party (Note 4(a))
6,895
4,415
Other non-current assets
31
31
Deferred costs
19,459
17,838
Total Non-current Assets
946,961
964,410
Total Assets $
1,131,215
$
1,171,018
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Long-term debt, current, net of deferred financing

costs (Note 7)
$
45,292
$
45,230
Finance liabilities, current (Note 8)
9,820
9,608
Accounts payable
10,992
8,990
Due to related parties (Note 2 and 3)
165
190
Accrued liabilities
9,951
11,896
Deferred revenue
4,073
4,235
Fair value of derivatives (Note 7)
78
31
Total Current Liabilities
80,371
80,180
Non-current Liabilities
Long-term debt, net of current portion and deferred

financing costs (Note 7)
446,722
469,387
Finance liabilities, net of current portion (Note 8)
108,373
113,300
Fair value of derivatives (Note 7)
313
134
Warrant liability (Note 10(g))
1,297
1,802
Other non-current liabilities
1,297
1,158
Total Noncurrent Liabilities
558,002
585,781
Commitments and contingencies (Note 9)
- -
Stockholders' Equity
Preferred stock (Note 10)
26
26
Common stock, $
0.01

par value;
1,000,000,000

shares authorized and
115,773,562

and
125,203,405

issued and outstanding on June 30, 2025,

and December 31, 2024,
respectively (Note 10)
1,158
1,252
Additional paid-in capital
1,121,695
1,139,363
Accumulated other comprehensive income
3,520
312
Accumulated deficit
(633,557)
(635,896)
Total Stockholders' Equity
492,842
505,057

Total Liabilities and Stockholders' Equity
$
1,131,215
$
1,171,018
The accompanying notes are an integral part of

these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS

OF INCOME/(LOSS)
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except for share and per share data)
2025 2024
REVENUES:
Time charter revenues $
109,625
$
113,648
OPERATING EXPENSES
Voyage expenses
6,064
6,413
Vessel operating expenses
39,962
42,133
Depreciation and amortization of deferred charges

22,839
22,106
General and administrative expenses
17,133
16,729
Management fees to a related party (Note 3(a))
636
666
Gain on sale of vessels (Note 5)
(1,500)
(1,572)
Other operating loss/ (income)
460
(389)
Operating income, total $
24,031
$
27,562
OTHER INCOME/(EXPENSE)
Interest expense and finance costs (Note 11)
(21,890)
(23,650)
Interest and other income
3,778
3,776
Gain/(loss) on derivative instruments (Note 7)
(227)
361
Gain/(loss) on related party investments (Note 4(a))
2,482
(1,351)
Loss on equity securities (Note 4(b))
(403)
(400)
Gain/(loss) on warrants (Note 10(g))
515
(6,773)
Loss from equity method investments (Note 3)
(747)
(231)
Total other expenses, net $
(16,492)
$
(28,268)
Net income/(loss) $
7,539
$
(706)
Dividends on series B preferred shares (Notes 10(b) and 12)
(2,884)
(2,884)
Net income/(loss) attributable to common stockholders $
4,655
$
(3,590)
Earnings/(loss) per common share, basic and diluted

(Note 12)
$
0.04
$
(0.03)
Weighted average number of common shares outstanding, basic and diluted

(Note 12)
110,095,604
112,818,414
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
UNAUDITED CONSOLIDATED STATEMENTS

OF COMPREHENSIVE INCOME/(LOSS)
For the six months ended June 30, 2025 and 2024

(Expressed in thousands of U.S. Dollars)
2025 2024
Net income/(loss) $
7,539
$
(706)
Currency translation adjustment
3,208
-
Comprehensive income/(loss) $
10,747
$
(706)
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars – except

for share and per share data)
Preferred Stock

Series B
Preferred Stock
Series C
Preferred Stock
Series D Common Stock
# of Shares
Par
Value
# of
Shares
Par
Value
# of
Shares
Par
Value # of Shares
Par
Value
Additional
Paid-in
Capital
Other
Comprehensive
Income
Accumulated
Deficit Total Equity
BALANCE, December
31, 2023
2,600,000
$
26
10,675
$
-
-
400
$
-
113,065,725
$
1,131
$
1,101,425
$
308
$
(613,869)
$
489,021
Net loss - - - - - - - - - -
(706)
(706)
Issuance of Common
Stock (Note 10(e))
- - - - - -
9,723,506
97
27,695
- -
27,792
Issuance of Restricted
Stock and
Compensation Cost
(Note 10(h)) - - - - - -
2,300,000
23
4,984
- -
5,007
Dividends on Common
Stock ($
0.15

per share)
(Note 10(f)) - - - - - - - - - -
(18,368)
(18,368)
Dividends on Preferred
Stock ($ 1.109375

per
share)

(Note 10(b))
- - - - - - - - - -
(2,884)
(2,884)
BALANCE, June 30,
2024
2,600,000
$
26
10,675
$
-
400
$
-
125,089,231
$
1,251
$
1,134,104
$
308
$
(635,827)
$
499,862
BALANCE, December
31, 2024
2,600,000
$
26
10,675
$
-
400
$
-
125,203,405
$
1,252
$
1,139,363
$
312
$
(635,896)
$
505,057
Net income - - - - - - - - - -
7,539
7,539
Issuance of Common
Stock (Note 10(g)

- - - - - -
12,802
-
16
- -
16
Issuance of Restricted
Stock and
Compensation Cost
(Note 10(h)) - - - - - -
2,000,000
20
5,250
- -
5,270
Stock repurchased and
retired (Note 10(e)) - - - - - -
(11,442,645)
(114)
(22,934)
- -
(23,048)
Dividends on Common
Stock ($
0.02

per share)
(Note 10(f))
- - - - - - - - - -
(2,316)
(2,316)
Dividends on Preferred
Stock ($ 1.109375

per
share) (Note 10(b))
- - - - - - - - - -
(2,884)
(2,884)
Other Comprehensive
Income - - - - - - - - -
3,208
-
3,208
BALANCE, June 30,
2025
2,600,000
$
26
10,675
$
-
400
$
-
115,773,562
$
1,158
$
1,121,695
$
3,520
$
(633,557)
$
492,842
The accompanying notes are an integral part of

these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS

OF CASH FLOWS
For the six months ended June 30, 2025 and 2024
(Expressed in thousands of U.S. Dollars)
2025 2024

Cash Flows from Operating Activities:

Net income/(loss) $
7,539
$
(706)
Adjustments

to

reconcile

net

income/(loss)

to

cash

provided

by

operating
activities
Depreciation and amortization of deferred charges
22,839
22,106
Amortization of debt issuance costs (Note 11)
1,073
1,253
Compensation cost on restricted stock (Note 10(h))
5,270
5,007
(Gain)/loss on derivative instruments (Note 7)
227
(361)
Gain on sale of vessels (Notes 5)
(1,500)
(1,572)
(Gain)/loss on related party investments (Note 4)
(2,482)
1,351
Loss from equity method investments, net of dividend (Note 3)
767
231
Loss on equity securities (Note 4(b))
403
400
(Gain)/loss on warrants (Note 10(g))
(515)
6,773
(Increase) / Decrease
Accounts receivable, trade
1,464
(1,408)
Due from related parties
96
164
Inventories
(140)
341
Prepaid expenses and other assets
(2,471)
(43)
Investments in equity securities
-
20,329
Increase / (Decrease)

Accounts payable
2,002
508
Due to related parties
(25)
(540)
Accrued liabilities
(1,945)
(2,139)
Deferred revenue

(162)
(416)
Other non-current liabilities
139
19
Drydock cost
(6,744)
(2,114)
Net Cash Provided by Operating Activities $
25,835
$
49,183

Cash Flows from Investing Activities:

Payments for vessels under construction and vessel improvements (Note 5)
(727)
(16,702)
Proceeds from sale of vessels, net of expenses (Note 5)
11,535
12,504
Return of capital from equity method investment (Note 3)
3,505
-
Payments to acquire investments (Note 3 and 4 (b))
(40,295)
(26,671)
Time deposit placements
(20,000)
-
Time deposit maturities
17,500
20,000
Payments to acquire property, furniture and fixtures (Note 6)
(851)
(2,755)
Net Cash Used in Investing Activities $
(29,333)
$
(13,624)

Cash Flows from Financing Activities:

Proceeds from issuance of common stock, net of fees (Note 10(g))
69
14,681
Payments of dividends, preferred stock (Note 10(b))
(2,884)
(2,884)
Payments of dividends, common stock (Note 10(f))
(2,316)
(18,368)
Payments for repurchase of common stock
(23,048)
-
Repayments of long-term debt and finance liabilities (Notes 7 and 8)
(28,391)
(30,539)
Net Cash Used in Financing Activities $
(56,570)
$
(37,110)
Cash, Cash Equivalents and Restricted Cash, Period Increase/(Decrease)
(60,068)
(1,551)
Cash, Cash Equivalents and Restricted Cash, Beginning Balance
143,666
121,592
Cash, Cash Equivalents and Restricted Cash, Ending Balance $
83,598
$
120,041
RECONCILIATION OF CASH, CASH EQUIVALENTS

AND RESTRICTED CASH
Cash and cash equivalents $
65,098
$
100,541
Restricted cash, non-current
18,500
19,500
Cash, Cash Equivalents and Restricted Cash, Total $
83,598
$
120,041
SUPPLEMENTAL CASH FLOW INFORMATION
Stock issued in noncash financing activities
-
13,111
Interest paid, net of amounts capitalized $
21,246
$
22,677
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

1.

Basis of Presentation and General Information and Recent Accounting
Pronouncements
The

accompanying

unaudited

interim

consolidated

financial

statements

include

the

accounts

of

Diana
Shipping Inc., or DSI and its

wholly owned subsidiaries (collectively,

the “Company”). DSI was formed on
March

8,

1999,

as

Diana

Shipping

Investment

Corp.

under

the

laws

of

the

Republic

of

Liberia.

In
February

2005,

the

Company’s

articles

of

incorporation were

amended. Under

the

amended articles

of
incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of
Liberia to the Republic of the Marshall Islands.
The

accompanying

unaudited

interim

consolidated

financial

statements

have

been

prepared

in
accordance

with

U.S.

generally

accepted

accounting

principles,

or

U.S.

GAAP,

for

interim

financial
information.

Accordingly,

they

do

not

include

all

the

information

and

notes

required

by

U.S.

GAAP

for
complete

financial

statements.

These

unaudited

interim

consolidated

financial

statements

have

been
prepared on the

same basis and

should be read

in conjunction with

the financial statements

for the year
ended

December

31,

2024

included

in

the

Company’s

Annual

Report

on

Form

20-F

filed

with

the
Securities and

Exchange Commission on

March 21,

2025 and,

in the

opinion of

management, reflect

all
normal

recurring

adjustments

considered

necessary

for

a

fair

presentation

of

the

Company's

financial
position,

results

of

operations

and

cash

flows

for

the

periods

presented.

Operating

results

for

the

six
months ended June

30, 2025, are

not necessarily indicative

of the results

that might be

expected for the
fiscal year ending December 31, 2025.
The

consolidated

balance

sheet

as

of

December 31,

2024,

has

been

derived

from

the

audited
consolidated

financial

statements

as

of

that

date,

but

does

not

include

all

information

and

footnotes
required by U.S. GAAP for complete financial statements.
The Company

is engaged

in the

ocean transportation

of dry

bulk cargoes

worldwide mainly

through the
ownership

and

bareboat

charter

in

of

dry

bulk

carrier

vessels.

The

Company

operates

its

own

fleet
through

Diana

Shipping

Services

S.A.

(or

“DSS”),

a

wholly

owned

subsidiary

and

through

Diana
Wilhelmsen Management Limited, or DWM, a
50
% owned joint venture (Note 3(a)). The fees paid to DSS
are eliminated on consolidation.

2.

Transactions with related parties
a)

Altair

Travel

Agency

S.A.

(“Altair”):

The

Company

uses

the

services

of

an

affiliated

travel
agent, Altair,

which is controlled by

the Company’s CEO

Mrs. Semiramis Paliou.

Travel expenses for

the
six months ended June 30, 2025 and 2024

amounted to $
1,426

and $
1,288
, respectively,

and are mainly
included

in

vessel

operating

expenses

and

general

and

administrative

expenses

in

the

accompanying
unaudited

interim

consolidated

statements

of

income/(loss).

As

of

June

30,

2025

and

December

31,
2024, an

amount of

$
151

and $
190
, respectively,

was due

to Altair,

included in

due to

related parties

in
the accompanying consolidated balance sheets.

b)

Steamship Shipbroking Enterprises Inc. or

Steamship:

Steamship is a company controlled by
the

Company’s

CEO Mrs.

Semiramis Paliou.

Steamship provides

brokerage services

to

DSI for

a

fixed
monthly

fee,

commissions

for

sale

and

purchase

activities

and

expenses,

pursuant

to

a

Brokerage
Services

Agreement.

For

the

six

months

ended

June

30,

2025

and

2024,

brokerage

fees,

including
commissions and other expenses, amounted to $
2,136

and $
2,152
, respectively, and are included mainly
i
n

general

and

administrative

expenses

and

in

gain

on

sale

of

vessels

in

the

accompanying

unaudited

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

interim

consolidated

statements

of

income/(loss).

As

of

June

30,

2025,

and

December

31,

2024,

an
amount of $
0

and $
0
, respectively, was due to Steamship
.

3.

Equity Method Investments
a)

Diana Wilhelmsen Management Limited, or DWM:

DWM is a joint venture between

Diana Ship
Management Inc., a

wholly owned subsidiary

of DSI, and

Wilhelmsen Ship Management

Holding AS, an
unaffiliated

third

party,

each

holding
50
%

of

DWM.

As

of

June

30,

2025

and

December

31,

2024,

the
investment

in

DWM

amounted

to

$
607

and

$
794

and

is

included

in

equity

method

investments

in

the
accompanying

consolidated

balance

sheets.

For

the

six

months

ended

June

30,

2025

and

2024,

the
investment in DWM resulted

in a loss

of $
187

and a gain of

$
8
, respectively,

included in loss from

equity
method investments in the accompanying unaudited interim consolidated statements of income/(loss).
Since March

31, 2025,

DWM provides

commercial and

technical management

to five

of the

Company’s
vessels,

after

the

disposal

of

one

vessel,

for

a

fixed

monthly

fee

and

a

percentage

of

their

gross
revenues. Management

fees for

the six

months ended

June 30,

2025 and

2024 amounted

to $
636

and
$
666
,

respectively,

and

are

separately

presented

as

management

fees

to

related

party

in

the
accompanying

unaudited interim

consolidated statements

of

income/(loss).

Commissions during

the

six
months

ended June

30, 2025

and

2024 amounted

to

$
163

and $
185
,

respectively,

and are

included in
voyage

expenses,

in the

accompanying unaudited

interim consolidated

statements of

income/(loss).

As
of

June 30,

2025 and

December 31,

2024, there

was an

amount of

$
53

and $
3
, respectively,

due from
DWM included in due from related parties in the accompanying consolidated balance sheets.

b)

Bergen

Ultra

LP,

or

Bergen:

Bergen

is

a

limited

partnership

which

was

established

for

the
purpose

of

acquiring,

owning,

chartering

and/or

operating

a

vessel

and

in

which

the

Company

has
partnership

interests

of
25
%.

For

the

six

months

ended

June

30,

2025

and

2024,

the

investment

in
Bergen

resulted

in

a

loss

of

$
60

and

a

gain

of

$
195
,

respectively

and

is

included

in

loss

from

equity
method investments in the accompanying unaudited interim consolidated statements of income/(loss). As
of

June

30,

2025

and

December 31,

2024, the

investment

in

Bergen

amounted to

$
4,932

and

$
5,012
,
respectively,

and

is

included

in

equity

method

investments

in

the

accompanying

consolidated

balance
sheets.

The

Company

has

an

administrative

agreement

with

Bergen

under

which

it

provides

administrative
services

and

a

commission

agreement

under

which

it

guarantees

Bergen’s

loan

and

receives

a
commission of
0.8
% per

annum on

the outstanding

balance of

the loan,

paid quarterly

(Note 9).

For the
six months ended June 30, 2025

and 2024, income from management fees from Bergen

amounted to $
8
and $
8
, respectively,

included in time charter revenues and income

from the commission received on the
loan

guarantee

amounted

to

$
25

and

$
17
,

respectively,

included

in

interest

and

other

income

in

the
accompanying

unaudited

interim

consolidated

statements

of

income/(loss).

As

of

June

30,

2025,

and
December 31,

2024, there

was an

amount of

$
200
and $
246
, respectively,

due from

Bergen included in
due from related parties, current and non-current.
c)

Windward

Offshore

GmbH,

or

Windward:

On

November

7,

2023,

the

Company

through

its
wholly owned subsidiary Diana

Energize Inc., or

Diana Energize, entered into

a joint venture

agreement,
with
two

unrelated

companies

to

form

Windward

Offshore

GmbH

&

Co.

KG

or

Windward,

based

in
Germany, for

the purpose of establishing and operating an

offshore wind vessel company with the aim

of
becoming a leading provider

of service vessels to

the growing offshore

wind industry and acquire certain
vessels. Diana Energize agreed to

contribute
50,000,000

Euro, being
45.87
% of the

limited partnership’s
capital. On May 5, 2025, a new partner was admitted to the joint venture and the Company received Euro
3.1

million as return

of capital, which

resulted in its

ownership percentage being

amended to

%. As of

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

June 30, 2025

and December 31, 2024,

the investment amounted to

$
43,889

and $
36,631
, respectively,
mainly

consisting

of

advances to

fund

the

construction

of
four

vessels

and

working

capital.

For

the

six
months ended June 30, 2025 and 2024, the investment in Windward resulted in a loss of $
476

and $
434
,
respectively,

and

is

included

in

loss

from

equity

method

investments

in

the

accompanying

unaudited
interim consolidated statements of income/(loss).
d)

Diana

Mariners

Inc.,

or

Diana

Mariners:

On

September

12,

2023,

the

Company

through

its
wholly owned subsidiary Cebu Shipping Company Inc., or Cebu, acquired
24
% of Cohen Global Maritime
Inc.,

or

Cohen,

a

company

organized

in

the

Republic

of

the

Philippines

for

the

purpose

of

providing
manning agency services. In August 2024, Cohen was renamed Diana

Mariners and acts as the manning
agent

of

the

Company’s

vessels.

As

of

June

30,

2025

and

December

31,

2024,

the

Company’s
investment in Diana Mariners amounted to

$
365

and $
389
, respectively and there was

an amount of $
14
and $
100
, included

in due

to and

due from

related parties,

respectively.

For the

six months

ended June
30, 2025 and 2024, the investment in Diana Mariners resulted in a loss of $
24

and $
0
, respectively and is
included

in

loss

from

equity

method

investments

in

the

accompanying

unaudited

interim

consolidated
statements of

income/(loss).

As of

June 30,

2025, two

of the

Company’s ship-owning

subsidiaries have
entered into manning agreements with Diana Mariners.
e)

Ecogas

Holding

AS,

or

Ecogas:
On

March

12,

2025,

the

Company,

through

a

wholly

owned
subsidiary

Diana

Gas

Inc.,

entered

into

a

joint

venture

agreement

with

an

unrelated

party

to

establish
Ecogas,

a company

formed under

the

laws

of Norway,

for

the

purpose of

building
two

7,500

cbm

LPG
vessels

with

delivery

in

2027

and

with

an

option

for
two

additional

vessels.

The

Company

agreed

to
contribute

$
18,464
,

being
80
%

equity

interest

for

the

construction

of

the
two

vessels.

As

of

June

30,
2025, the

investment in

Ecogas amounted

to $
7,508
, representing

part of

its equity

participation to

fund
the construction of the vessels and working capital.
4.

Investments in related parties and other
a)

OceanPal Inc., or

OceanPal:

As of June

30, 2025 and

December 31, 2024,

the Company is

the
holder

of
500,000

Series

B

Preferred

Shares

and
207

Series

C

Convertible

Preferred

Shares

of
OceanPal and
3,649,474

common shares, being
49
% of OceanPal’s common stock.

Series

B

preferred

shares

entitle

the

holder

to
2,000

votes

on

all

matters

submitted

to

a

vote

of

the
stockholders of the

Company,

provided however,

that the total

number of votes

shall not exceed
34
% of
the

total

number

of

votes,

provided

further,

that

the

total

number

of

votes

entitled

to

vote,

including
common stock or any

other voting security,

would not exceed
49
% of the total

number of votes. Series B
Preferred Shares have no dividend or distribution rights.
Series

C

preferred

shares

do

not

have

voting

rights

unless

related

to

amendments

of

the

Articles

of
Incorporation that adversely alter

the preference, powers or

rights of the

Series C Preferred

Shares or to
issue

Parity

Stock

or

create

or

issue

Senior

Stock.

Series

C

preferred

shares

have

a

liquidation
preference equal to

the stated value

of $
1,000

and are convertible

into common stock

at the Company’s
option commencing upon the

first anniversary of the

issue date, at a

conversion price equal to

the lesser
of

$
6.5

and

the
10
-trading

day

trailing

VWAP

of

OceanPal’s

common

shares,

subject

to

adjustments.
Dividends on

each share

of Series

C Preferred

Shares are

cumulative and

accrue at

the rate

of
8
% per
annum. Dividends are payable in cash or, at OceanPal’s election, in kind.
As

of

June

30,

2025

and

December

31,

2024,

the

Company’s

investment

in

the

common

stock

of
O
ceanPal

amounted

to

$
6,715

and

$
4,235
,

respectively,

being

the

fair

value

of

OceanPal’s

common

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

shares

on

that

date,

determined through

Level

1

inputs

of

the

fair

value

hierarchy.

For

the

six

months
ended June 30, 2025 and 2024, the investment’s valuation in fair values resulted in an unrealized gain on investment of $
2,482

and an unrealized loss on investment of $
1,351
, respectively, included in gain/(loss)
on related

party investments,

separately presented

in the

accompanying unaudited

interim consolidated
statements of income/(loss).
As

of

June

30,

2025

and December

31,

2024, the

Company’s

investment in

Series

B

preferred shares
and

Series

C

preferred

shares,

amounted

to

$
180

and

$
180
,

respectively,

included

in

investments

in
related parties in the accompanying consolidated balance sheets.

For the six

months ended June

30, 2025 and

2024, dividend income

from the Series

C preferred shares
amounted

to

$
8

and

$
8
,

respectively,

included

in

interest

and

other

income

in

the

accompanying
unaudited interim consolidated statements of income/(loss).
b)

Investments

in

equity

securities:

In

2023, the

Company

acquired

equity

securities

of

an

entity
listed

in

the

NYSE

which

were

sold

during

the

first

quarter

of

2024

and

recorded

a

loss

of

$
400
,
presented in

gain/(loss) on

investments in

the accompanying

unaudited interim

consolidated statements
of income/(loss).
During

the

second

quarter

of

2025,

the

Company

acquired

equity

securities

of

an

entity

listed

in

the
NYSE which as of June 30, 2025 had a fair value of $
24,353
. The equity securities were initially recorded
at

cost

amounting

to

$
24,756

and

measured

subsequently

at

fair

value,

since

their

fair

values

were
readily

determinable,

determined

through

Level

1

of

the

fair

value

hierarchy.

The

securities

are
considered marketable

securities that

are available

to be

converted into

cash to

fund current

operations
and

classified

in

current

assets

in

the

accompanying consolidated

balance

sheet

as

of

June

30,

2025.
Unrealized

loss

on

the

investment

amounted

to

$
403

and

is

separately

presented

in

loss

on

equity
securities in the accompanying unaudited interim consolidated statements of income/(loss).

For

the

six

months

ended

June

30,

2025

and

2024,

dividend

income

from

the

Investment

in

equity
securities

amounted

to

$
64

and

$
0
,

respectively

and

included

in

interest

and

other

income

in

the
accompanying unaudited interim consolidated statements of income/(loss).
5.

Advances for vessels under construction and Vessels, net
It

is

in

the

Company’s

normal

course

of

business

from

time

to

time

to

acquire

and

sell

vessels.
Accordingly, as of June 30, 2025, the Company had entered into the below transactions.
Vessels under construction
On

February

8,

2024,

the

Company

signed

an

agreement

with

an

unaffiliated

third

party,

for

the
construction of
two

81,200 dwt methanol

dual fuel

new-building Kamsarmax dry

bulk vessels, to

be built
at Tsuneishi

Group (Zhoushan) Shipbuilding Inc., China. The

vessels are expected to be

delivered to the
Company

by

the

second

half

of

2027

and

the

first

half

of

2028.

As

of

June

30,

2025,

advances

for
vessels under

construction amounted

to $
20,241
, including

$
1,811

of capitalized

interest. During

the six
months ended June 30, 2025, an amount of $
683
, including capitalized interest of $

, was capitalized.

Vessel Disposals

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On February 10, 2025, the Company, through a wholly owned subsidiary, entered into an agreement with an unrelated third party to sell the vessel Alcmene for the sale price of $
11,875
, which resulted in a gain
amounting to $
1,500
. The vessel was delivered to the new owners on March 13, 2025.

On June 13,

2025, the Company,

through a wholly owned

subsidiary,

entered into an agreement

with an
unrelated third

party to

sell the

vessel Selina

for the

sale price

of $
11,800
. At

the date

of the

agreement
to sell

the vessel,

the vessel

was measured

at the

lower of

its carrying

amount or

fair value

(sale price)
less

costs

to

sell,

which was

the

vessel’s

carrying value

and

was

classified in

current assets

as vessel
held for

sale, according

to

the provisions

of ASC

360,

as all

criteria required

for this

classification were
met. The vessel was delivered to the new owners on July 15, 2025

(Note 14).

The

amount

reflected

in Vessels,

net

in

the

accompanying consolidated

balance sheets

is analyzed

as
follows:

Vessel Cost
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2024 $
1,069,204
$
(235,792)
$
833,412
- Additions for vessel improvements
44
-
44
- Vessel disposals
(11,434)
2,145
(9,289)
- Depreciation for the period -
(18,894)
(18,894)
- Vessel held for sale
(12,441)
4,056
(8,385)
Balance, June 30, 2025 $
1,045,373
$
(248,485)
$
796,888
6.

Property and Equipment, net
The Company

owns the

land and

building of

its principal

corporate offices

in Athens,

Greece and
three
plots

of

land

acquired

for

corporate

purposes.

Other

assets

consist

of

office

furniture

and

equipment,
computer software and hardware

and vehicles. The amount

reflected in “Property and

equipment, net” is
analyzed as follows:

Property and
Equipment
Accumulated
Depreciation
Net Book
Value
Balance, December 31, 2024 $
34,660
$
(7,485)
$
27,175
- Additions in property and equipment
851
-
851
- Depreciation for the period -
(497)
(497)
Balance, June 30, 2025 $
35,511
$
(7,982)
$
27,529
7.

Long-term debt
The

amount of

long-term debt

shown in

the

accompanying consolidated

balance sheets

is

analyzed as
f ollows:

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

June 30, 2025 December 31, 2024
Senior unsecured bond
175,000
175,000
Secured long-term debt
324,015
347,590
Total long-term

debt
$
499,015
$
522,590
Less: Deferred financing costs

(7,001)
(7,973)
Long-term debt, net of deferred financing costs $
492,014
$
514,617
Less: Current long-term debt, net of deferred financing

costs,
current
(45,292)
(45,230)
Long-term debt, excluding current maturities $
446,722
$
469,387
8.75% Senior Unsecured Bond
:

In

2024,

the

Company

issued

a

$
175,000

senior

unsecured

bond

maturing

in

July

2029

having

a

US
Dollar fixed-rate coupon of
8.75
% payable semi-annually in arrears in January and July of each year. The proceeds from

the bond

were used

to prepay

the balance

of the

then outstanding

bond and

for working
capital. The bond is callable in whole or in part in July 2027 at a price equal to
103.50
% of nominal value;
in January 2028 at

a price equal to
102.625
% of nominal value;

in July 2028 at

a price equal to
101.75
%
and

after

January

2029

at

a

price

equal

to
100.00
%

of

nominal

value.

The

bond

ranks

ahead

of
subordinated

capital

and

ranks

the

same

with

all

other

senior

unsecured

obligations

of

the

Company
other

than

obligations

which

are

mandatorily

preferred

by

law.

The

bond

includes

financial

and

other
covenants and is trading on the Oslo Stock Exchange under the ticker symbol

“DIASH03”.
Secured Term Loans:
Under

the

secured term

loans

outstanding as

of June

30,

2025,
27

vessels of

the

Company’s

fleet

are
mortgaged

with

first

preferred

or

priority

ship

mortgages,

having

an

aggregate

carrying

value

of
$
573,351
.

Additional

securities

required

by

the

banks

include

first

priority

assignment

of

all

earnings,
insurances,

first

assignment

of

time

charter

contracts

that

exceed

a

certain

period,

pledge

over

the
shares

of

the

borrowers,

manager’s

undertaking

and

subordination

and

requisition

compensation

and
either

a

corporate

guarantee

by

DSI

(the

“Guarantor”)

or

a

guarantee

by

the

ship

owning

companies
(where applicable), financial covenants, as well as operating account assignments. The lenders may also require

additional

security

in

the

future

in

the

event

the

borrowers

breach

certain

covenants

under

the
loan

agreements.

The

secured

term

loans

generally

include

restrictions

as

to

changes

in

management
and ownership

of the

vessels, additional

indebtedness, as

well as

minimum requirements

regarding hull
cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor,

maintained in the
bank accounts of the borrowers, or the Guarantor.

As

of

June

30,

2025

and

December

31,

2024

minimum

cash

deposits required

to

be

maintained

at

all
times

under

the

Company’s

loan

facilities,

amounted

to

$
18,500

and

$
19,000
,

respectively

and

are
included in

restricted cash,

non-current in

the accompanying

consolidated balance

sheets. Furthermore,
the secured term loans

contain cross default provisions and

additionally the Company is

not permitted to
pay

any

dividends

following

the

occurrence

of

an

event

of

default.

All

of

the

Company’s

secured

term
loans bear interest at SOFR plus a margin.
As of June 30, 2025, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:
Nordea

Bank

AB,

London

Branch

(“Nordea”):
On

July

25,

2024,

the

Company

entered

into

a

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

$
167,263

loan

agreement,

drawn

on

July

25,

2024,

to

refinance

the

balance

of

the

then

outstanding
loans. The loan is repayable in equal quarterly instalments of $
4,454

and a balloon instalment of $
64,827
payable on
July 25, 2030
.

Export-Import Bank of China:

On January 4,

2017, the Company drew

down $
57,240

under a secured
loan

agreement,

which

is

repayable

in

equal

quarterly

instalments

of

$
954
,

each,

until

its

maturity

on
January 4, 2032
.
DNB Bank

ASA or

DNB:

On June

26, 2023, the

Company entered into

a $
100,000

sustainability linked
loan agreement which was drawn on June 27, 2023, to refinance the outstanding balance of another loan
and

for

working

capital

purposes.

The

loan

is

repayable

in

equal

quarterly

instalments

of

$
3,846

until
December 27, 2029
. The loan is subject to a margin reset

and unless the parties agree on a new margin,
the loan will

be mandatorily repayable

on June 27,

2027. On

July 6, 2023,

the Company entered

into an
interest rate swap with DNB for a notional amount for the
30
% of the loan amount. Under the interest rate
swap,

the

Company

pays

a

fixed

rate

and

receives

floating

under

term

SOFR.

The

swap

has

a
termination date

on December

27, 2029,

and a

mandatory break

on June

27, 2027,

according to

which
the swap

will be

terminated if

the loan

is prepaid.

As of

June 30,

2025 and

December 31,

2024, the

fair
value of

the interest

rate swap

was $
391

and $
165
, respectively,

and is

separately presented

in current
and

non-current

liabilities.

During

the

six

months

ended

June

30,

2025

and

2024,

the

Company
recognized a loss of $
227

and a gain of $
361
, respectively, from the swap valuation separately presented as gain/(loss)

on derivative

instruments in

the accompanying

unaudited interim

consolidated statements
of income.
Danish Ship

Finance A/S

or Danish:

On April

12,

2023, the

Company signed

a term

loan facility

with
Danish,

for

$
100,000

to

refinance

the

outstanding

balance

of

loans

with

other

banks

and

for

working
capital.

On

April

18

and

19,

2023,

the

Company

drew

down

$
100,000

which

was

repayable

in

equal
quarterly instalments

of $
3,301

each and

a balloon

of $
33,972

payable together

with the

last instalment
on

April

19,

2028. On

October

18,

2024, the

Company refinanced

the

outstanding balance

of

this

loan
with

a

loan

which

is

repayable

in

equal

quarterly

instalments of

$
2,533

each

and

a

balloon

of

$
14,323
payable together with the last instalment on
April 18, 2031
.
As

of

June

30,

2025

and

December

31,

2024,

the

Company

was

in

compliance

with

all

of

its

loan
covenants.
As of

June 30,

2025, the

maturities of

the Company’s

bond and

debt facilities

throughout their

term, are
shown in the table below and do not include related debt issuance costs.

Period Principal Repayment
Year 1 $
47,150
Year 2
47,149
Year 3
47,149
Year 4
47,149
Year 5
214,457
Year 6 and

thereafter
95,961
Total $
499,015
8.

Finance Liabilities

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

On

March

29,

2022,

the

Company

sold
Florida

to

an

unrelated

third

party

and

leased

back

the

vessel
from

the

buyer

for

a

period

of
ten years
,

under

which

the

Company

pays

a

fixed

monthly

hire.

The
Company has the

option to repurchase the

vessel at specific prices,

after the end

of the third

year of the
charter period and for each year thereafter,

and the obligation to purchase the vessel on the expiration

of
the lease on the tenth year.

On August 17, 2022, the

Company entered into
two

sale and leaseback agreements with two

unaffiliated
third

parties

for
New

Orleans

and
Santa

Barbara
.

The

vessels

were

delivered

to

their

buyers

on
September

8,

2022

and September

12,

2022, respectively

and the

Company

chartered-in both

vessels
under bareboat

charter parties

for a

period of
eight years
, each,

under which

the Company

pays a

fixed
monthly

hire.

Under

the

bareboat

charter,

the

Company

has

the

option

to

repurchase

the

vessel

at
specific prices,

after the

end of

the third

year of

the charter

period and

for each

year thereafter,

and the
obligation to purchase the vessel on the expiration of the lease on the eighth year.

On

December 6,

2022, the

Company sold
DSI Andromeda

to

an unrelated

third

party and

leased back
the vessel under a bareboat agreement, for a period of
ten years
, under which the Company pays a fixed
monthly

hire.

The Company

has the

option to

repurchase the

vessel at

specific

prices, after

the

end

of
the third year of the charter period and for each year thereafter,

and the obligation to purchase the vessel
on the expiration of the lease on the tenth year.

The

Company

determined that,

under

ACS

842-40

Sale

and

Leaseback

Transactions,

the

transactions
are

failed

sales

and

consequently the

assets

were

not

derecognized from

the

financial

statements

and
the proceeds from

the sale of

the vessels were

accounted for as

financial liabilities. As

of June 30,

2025
and

December

31,

2024,

finance

liability

amounted

to

$
9,820

and

$
9,608
,

respectively,

included

in
finance

liabilities,

current

and

$
108,373

and

$
113,300

respectively

included

in

finance

liabilities,

net

of
current

portion.

As

of

June

30,

2025,

the

weighted

average

remaining

lease

term

of

the

above

lease
agreements was
6.21

years, the average interest rate was
4.83
% and the sublease income during the six
months ended June

30, 2025 and

2024 was $
14,603

and $
14,678
, respectively,

included in time

charter
revenues.
As of

June 30,

2025, and

throughout the

term of

the leases,

the Company

has annual

finance liabilities
as shown in the table below:

Period Principal Repayment
Year 1 $
10,012
Year 2
10,439
Year 3
10,916
Year 4
11,357
Year 5
11,851
Year 6 and

thereafter
64,509
Total $
119,084
9.

Commitments and Contingencies
a)

Various

claims, suits,

and complaints,

including those

involving government

regulations and

product
liability,

arise

in

the

ordinary

course

of

the

shipping

business.

In

addition,

losses

may

arise

from
d
isputes with

charterers, agents, insurance

and other

claims with

suppliers relating to

the operations

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

of

the

Company’s

vessels.

The

Company

accrues for

the

cost

of

environmental and

other

liabilities
when management becomes

aware that

a liability is

probable and is

able to

reasonably estimate the
probable exposure.

The Company’s

vessels are

covered for

pollution in

the amount

of $
1

billion per
vessel per incident, by the P&I Association in which the Company’s vessels are entered.

b)

Pursuant

to

the

sale

and

lease

back

agreements

signed

between

the

Company

and

its
counterparties, the Company has purchase obligations

amounting to $
50,400
, at the end

of the lease
agreements described in Note 8.

c)

On March

30, 2023,

the Company

entered into

a

corporate guarantee

with Nordea

under which

the
Company

guarantees

the

performance

by

Bergen

of

all

of

its

obligations

under

the

loan

until

the
maturity of the

loan on March 30,

2028 (Note 3 (b)).

The Company considers the

likelihood of having
to make any

payments under the

guarantee to be

remote, as the

loan is also

secured by an

account
pledge

by

Bergen,

first

preferred

mortgage

on

the

vessel,

a

first

priority

general

assignment

of

the
earnings,

insurances

and

requisition

compensation

of

the

vessel,

a

charter

party

assignment,

a
partnership interests

security deed,

and a

manager’s undertaking. Accordingly,

as of

June 30,

2025,
the Company did not record a provision for losses under the guarantee of Bergen’s loan amounting to
$
12,910

on that date.
d)

As

of

June

30,

2025,

the

Company

had

total

obligations

under

shipbuilding

contracts

(Note

5),

as
follows:

Period Amount
Year 1 $
4,600
Year 2
9,200
Year 3
59,800
Total $
73,600
e)
As of

June 30, 2025,

the Company’s

vessels, owned and

chartered-in, were fixed

under time charter
agreements, considered operating

leases. The minimum

contractual gross charter

revenue expected
to

be

generated from

fixed

and

non-cancelable

time

charter

contracts

existing

as

of

June

30,

2025
and until their expiration was as follows:

Period Amount
Year 1 $
112,145
Year 2
11,726

Total
$
123,871
10.

Capital Stock and Changes in Capital Accounts
a)

Preferred

stock
:

As

of

June

30,

2025,

and

December

31,

2024,

the

Company’s

authorized
preferred stock

consists of
50,000,000

shares, respectively

(all

in

registered form),

par

value

$
0.01

per
share, of

which
1,000,000

shares are

designated as

Series A

Participating Preferred

Shares,
5,000,000
shares

are

designated

as

Series

B

Preferred

Shares,
10,675

shares

are

designated

as

Series

C
Preferred Shares and
400

shares are designated as Series D Preferred Shares. As of June 30, 2025 and
December

31,

2024,

the

Company

had
zero

Series

A

Participating

Preferred

Shares

issued

and
outstanding.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b)

Series

B

Preferred

Stock:

As

of

June

30,

2025,

and

December

31,

2024,

the

Company

had
2,600,000

Series B

Preferred Shares

issued and

outstanding with

par value

$
0.01

per share,

at $
25.00
per share and with liquidation preference at $
25.00

per share.
Holders of Series B Preferred Shares have
no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights.

Also, holders

of Series

B Preferred

Shares rank

prior to

the holders

of common
shares with respect to

dividends, distributions and payments upon

liquidation and are subordinated to

all
of the existing and future indebtedness.
Dividends

on

the

Series

B

Preferred

Shares

are

cumulative

from

the

date

of

original

issue

and

are
payable on the 15th day of January, April, July and October of each year at a dividend rate of
8.875
% per
annum, or $
2.21875

per share per annum. For the six

months ended June 30, 2025 and

2024, dividends
on

Series

B

Preferred

Shares amounted

to

$
2,884

and

$
2,884
,

respectively.

Since February

14,

2019,
the

Company may

redeem, in

whole or

in part,

the

Series B

Preferred Shares

at a

redemption price

of
$
25.00

per share

plus an

amount equal

to all

accumulated and

unpaid dividends

thereon to

the date

of
redemption, whether or not declared.

c)

Series

C

Preferred

Stock
:

As

of

June

30,

2025,

and

December

31,

2024,

the

Company

had
10,675

shares

of

Series

C

Preferred

Stock,

issued

and

outstanding,

with

par

value

$
0.01

per

share,
owned by an affiliate

of its Chief Executive Officer,

Mrs. Semiramis Paliou.
The Series C Preferred Stock
votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company.

The Series C Preferred Stock has
no dividend or liquidation

rights and cannot be

transferred without the consent

of the Company except to
the holder’s affiliates and immediate family members.
d)

Series D Preferred Stock
: As of June

30, 2025, and December 31,

2024, the Company had
400
shares of Series D Preferred Stock, issued and outstanding, with par value $
0.01

per share, owned by an
affiliate

of

its

Chief

Executive

Officer,

Mrs.

Semiramis

Paliou.

The

Series

D

Preferred

Stock

is

not
redeemable

and

has
no

dividend

or

liquidation

rights.
The Series D Preferred Stock vote with the
common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 200,000 votes,

on

all matters

submitted to

a vote

of the

stockholders of

the

Company,
provided however, that,

notwithstanding any other provision of the

Series D Preferred Stock statement of
designation, to the extent that

the total number of votes

one or more holders

of Series D Preferred Stock
is

entitled

to

vote

(including

any

voting

power

of

such

holders

derived

from

Series

D

Preferred

Stock,
shares of

Common Stock

or any

other voting

security of

the Company

issued and

outstanding as

of the
date hereof or

that may be

issued in the

future) on any

matter submitted to

a vote of

stockholders of the
Company would

exceed
36.0
% of

the total

number of

votes eligible

to be

cast on

such matter,

the total
number

of

votes

that

holders

of

Series

D

Preferred

Stock

may

exercise

derived

from

the

Series

D
Preferred

Stock

together

with

Common

Shares

and

any

other

voting

securities

of

the

Company
beneficially owned by such holder,

shall be reduced to
36
% of the total number of votes that

may be cast
on such matter submitted to a vote of stockholders.
e)

Issuance

and

Repurchase

of

Common

Shares:
On

December

2,

2024,

the

Company
commenced

a

tender

offer

to

purchase

up

to
15,000,000

shares

of

its

outstanding

common

stock,

at
$
2.00

per share,

using funds

available from

cash and

cash equivalents. On

January 7,

2025, the

tender
offer

was

settled

and

the

Company

repurchased

and

retired

a

total

of
11,442,645

shares

of

common
stock for an aggregate amount of $
22,885
.
f)

Dividend

on

Common

Stock

On

March

12,

2024,

the

Company

paid

a

cash

dividend

on

its
c
ommon stock

of $
0.075

per share,

or $
8,989

to shareholders

of record

as of

March 5,

2024. On

June

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

18,

2024,

the

Company

paid

a

cash

dividend

on

its

common

stock

of

$
0.075

per

share,

or

$
9,379
,

to
shareholders of

record as

of June

12, 2024.

On March

21, 2025,

the Company

paid a

cash dividend

on
its common

stock of

$
0.01

per share,

or $
1,158
, to

all shareholders

of record

as of

March 12,

2025. On
June 24, 2025, the Company paid

a cash dividend on its common stock

of $
0.01

per share, or $
1,158
, to
all shareholders of record as of June 17, 2025.

g)

Warrants:
On

December

14,

2023,

the

Company

distributed
22,613,070

warrants

to

its
shareholders

of

record

on

December

6,

2023.

Holders

received
one warrant for every five shares

of
issued and outstanding shares of common stock held as of the record date (rounded down to the nearest
whole

number

for

any

fractional

warrant.

Each

Warrant

entitles

the

holder

to

purchase,

at

the

holder’s
sole

and

exclusive

election,

at

the

exercise

price

of

$
4

per

warrant,
1.10346

shares

of

common

stock
plus

a

bonus

share

fraction.

A

bonus

share

fraction

entitles

a

holder

to

receive

an

additional

part

of

a
share of common stock for each warrant exercised without payment of any additional exercise price.
During

the

six

months

ended

June

30,

2025,

the

Company

issued

12,802

shares

of

common

stock,
having a value of $
16
, net of expenses, or $
1.24

per share, upon the exercise of
7,825

warrants issued in
2023

and

distributed

as

dividend

to

the

Company’s

shareholders.

The

Company received

$
69

in
proceeds, net

of fees,

from the

exercise of warrants.

If all

warrants were exercised

as of

June 30,

2025,
the

Company would

have issued
36,685,379

shares of

common stock

with

a

fair

value

of

$
67,242

and
would have received $
90,452

of gross proceeds. The warrants were measured on the

date of distribution
at fair

value, determined

through Level

1 account

hierarchy,

being the

opening price

of the

warrants on
the NYSE on the date

of distribution as they are listed

under the ticker DSX_W.

As of June 30, 2025 and
December

31,

2024,

the

warrant

liability,

measured

at

fair

value,

amounted

to

$
1,297

and

$
1,802
,
respectively. During the

six months ended June 30, 2025 and 2024,

gain and loss on warrants amounted
to

$
515

and

$
6,773
,

respectively,

separately

presented

in

the

accompanying

unaudited

interim
consolidated statements

of income/(loss).
h)

Incentive

Plan:
As

of

June

30,

2025,
9,144,759

shares

remained

reserved

for

issuance
according to the Company’s incentive plan.
Restricted stock as of June 30, 2025 and 2024 is analyzed as follows:

Number of Shares
Weighted Average
Grant Date Price
Outstanding as of December 31, 2023
6,793,836
$
3.45
Granted
2,300,000

2.96
Vested
(2,996,334)

3.38
Outstanding as of June 30, 2024
6,097,502
$
3.30
Outstanding as of December 31, 2024
6,097,502
$
3.30
Granted
2,000,000
1.84
Vested
(3,134,365)
3.37
Outstanding as of June 30, 2025
4,963,137
$
2.67
The

fair

value

of

the

restricted

shares

has

been

determined

with

reference

to

the

closing

price

of

the
Company’s

stock

on

the

date

such

awards

were

approved

by

the

Company’s

board

of

directors.

The
aggregate compensation

cost is

recognized ratably

in the

accompanying unaudited

interim consolidated
statements of income/(loss) over the respective vesting periods. For the six months ended June 30, 2025
a
nd

2024,

compensation cost

amounted to

$
5,270

and

$
5,007
, respectively,

and is

included in

general

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

and

administrative

expenses

in

the

accompanying

unaudited

interim

consolidated

statements

of
income/(loss).
As

of

June

30,

2025

and

December

31,

2024,

the

total

unrecognized

cost

relating

to

restricted

share
awards was

$
10,084

and $
11,674
, respectively.

As of

June 30,

2025, the

weighted-average period

over
which

the

total

compensation

cost

related

to

non-vested

awards

not

yet

recognized

is

expected

to

be
recognized is
1.62

years.
11.

Interest and Finance Costs
The

amounts

in

the

accompanying

unaudited

interim

consolidated

statements

of

income/(loss)

are
analyzed as follows:

For the six months ended June 30,
2025 2024
Interest expense, debt $
17,745
$
19,074
Finance liabilities interest expense
2,969
3,217
Amortization of debt and finance liabilities issuance costs
1,073
1,253
Loan and other expenses
103
106
Interest expense and finance costs $
21,890
$
23,650
12.

Earnings/(loss) per Share
All common

shares issued

(including the

restricted shares

issued under

the Company’s

incentive plans)
are

the

Company’s

common

stock

and

have

equal

rights

to

vote

and

participate

in

dividends.

The
calculation of basic earnings per share does not treat the non-vested shares (not considered participating securities)

as

outstanding

until

the

time/service-based

vesting

restriction

has

lapsed.
The

dilutive effect
on

unexercised

warrants

that

are

in-the-money,

is

computed

using

the

treasury

stock

method

which
assumes that the proceeds upon exercise of these warrants are used to purchase common shares at the
average market price for the period. Incremental shares are the number of shares assumed issued under the treasury

stock method

weighted for

the periods

the non-vested

shares were

outstanding. During

the
six

months

ended

June

30,

2025

and

2024,

there

were
no

incremental

shares

included

in

the
denominator

of

the

diluted

earnings

per

share

calculation.

Securities

that

could

potentially

dilute

basic
earnings per share in

the future but were

not included in the

computation of diluted earnings per share—
because

their

inclusion

would

have

been

anti-dilutive—consist

of

any

incremental

shares

from
unexercised warrants that were out

of the money during the

reporting period and any incremental shares
resulting from the non-vested restricted share awards.

For the six months ended June 30,
2025 2024
Net income/(loss) $
7,539
$
(706)
Dividends on series B preferred shares
(2,884)
(2,884)
Net income/(loss) attributable to common stockholders $
4,655
$
(3,590)
Weighted average number of common shares, basic

and diluted
110,095,604
112,818,414
Earnings/(loss) per share, basic and diluted $
0.04
$
(0.03)

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

13.

Financial Instruments and Fair Value Disclosures
Interest rate risk and concentration of credit risk
Financial instruments,

which potentially

subject the

Company to

significant concentrations

of credit

risk,
consist

principally

of

cash

and

trade

accounts

receivable.

The

ability

and

willingness

of

each

of

the
Company’s counterparties to perform their

obligations under a contract depend upon a

number of factors
that

are

beyond

the

Company’s

control

and

may

include,

among

other

things,

general

economic
conditions,

the

state

of

the

capital

markets,

the

condition

of

the

shipping

industry

and

charter

hire
rates. The Company’s credit risk with financial institutions is limited as it has temporary cash investments, consisting

mostly

of

deposits,

placed

with

various

qualified

financial

institutions

and

performs

periodic
evaluations of the relative credit

standing of those financial institutions.

The Company limits its credit

risk
with

accounts

receivable

by

performing

ongoing

credit

evaluations

of

its

customers’

financial

condition
and by receiving payments of hire in

advance. The Company, generally,

does not require collateral for its
accounts receivable and does not have any agreements to mitigate credit risk.

During the

six months

ended June

30, 2025

and 2024

charterers that

individually accounted

for
10
% or
more of the Company’s time charter revenues were as follows:

For the six months ended June 30,
Charterer 2025 2024
Cargill International SA
12%
*
Nippon Yusen Kaisha
18%
*
*Less than 10%
The

Company

is

exposed

to

interest

rate

fluctuations

associated

with

its

variable

rate

of

borrowings.
Such

exposure

is

managed

by

fixed

interest

indebtedness

such

as

a

bond,

an

interest

rate

swap

with
DNB (Note 7) and finance liabilities at fixed rates (Note 8).
Fair value of assets and liabilities
The

carrying

values

of

financial

assets

reflected

in

the

accompanying

consolidated

balance

sheet
approximate their respective fair values

due to the short-term nature

of these financial instruments.

Cash
and

cash

equivalents

and

restricted

cash

are

considered

Level 1 items

as

they

represent

liquid

assets
with

short-term

maturities.

The

fair

value

of

long-term

bank

loans

with

variable

interest

rates
approximates the recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of June 30, 2025,

the Bond having a fixed interest

rate and a carrying value of

$
175,000

(Note 7) had
a

fair

value

of

$
178,588

determined

through

the

Level

1

input

of

the

fair

value

hierarchy

as

defined

in
FASB guidance for Fair Value Measurements.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Other Fair value measurements

December 31,
2024
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in related party
4,415
4,235
-
180
Total

recurring fair value measurements
$
4,415
$
4,235
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,802
$
1,802
$ -
Interest rate swap, liability
165
-
165
Total

recurring fair value measurements
$
1,967
$
1,802
$
165
June 30, 2025
Quoted Prices
in Active
Markets
(Level 1)
Significant
Other
Observable
Inputs (Level 2)
Significant
Other
Observable
Inputs (Level 3)
Assets
Recurring fair value measurements
Investments in equity securities
24,353
24,353
- -
Investments in related party $
6,895
$
6,715
$ - $
180
Total

recurring fair value measurements
$
31,248
$
31,068
$
-
$
180
Liabilities
Recurring fair value measurements
Warrant liability $
1,297
$
1,297
$ -
Interest rate swap, liability
391
-
391
Total

recurring fair value measurements
$
1,688
$
1,297
$
391

14.

Subsequent Events
a)

Series B Preferred Stock Dividends
: On July 15, 2025,

the Company paid a quarterly dividend on
its

series

B

preferred stock,

amounting to

$
0.5546875

per

share,

or

$
1,442
,

to

its

stockholders of
record as of April 14, 2025.
b)
Delivery

of

Vessel:
On

July

15,

2025,

m/v

Selina

was

delivered

to

her

new

owners,

and

the
Company recognized a gain on sale of approximately $
2,000

(Note 5).

c)

Common

Stock

Dividend:

On

July

30,

2025,

the

Company

declared

a

cash

dividend

on

its
common

stock

of

$
0.01

per

share,

based

on

the

Company’s

results

of

operations

during

the

six
months

ended

June

30,

2025.

The

cash

dividend

was

paid

on

September

11,

2025,

to

all
shareholders of record as of August 21, 2025.
d)

Investment

in

OceanPal

Inc.:
On

July

28,

2025

OceanPal

reported
70,407,833

common

shares
issued and outstanding following an

offering of

units completed on July

22, 2025. As

a result of this
transaction

our

ownership

decreased

to
3.29
%.

Additionally,

on

August

25,

OceanPal

effected

a
r everse stock split which decreased our shares from
3,649,474

(Note 4) to
145,978
.

DIANA SHIPPING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2025
(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

e)

Equity

securities
:

As

of

September

15,

2025,

the

Company’s

investment

in

equity

securities
increased to $
61,732
, following additional

purchases of shares

of common stock

of the same

entity
(Note 4).